

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail
Lei Sun
President
Tireless Steps, Inc.
2360 Corporate Circle – Suite 400
Henderson, NV 89074

      Re: Tireless Steps, Inc.
                  Preliminary Information Statement on Schedule 14C
                  Filed April 16, 2013
                  File No. 000-54920

Dear Ms. Sun:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Pamela Long

                      Pamela Long
                      Assistant Director

cc: Ron McIntyre (*via e-mail*)